Exhibit 99.1

Scotiabank reports fourth quarter and 2015 results

Scotiabank's 2015 audited annual consolidated financial statements and accompanying Management's Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2015 and related note prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.
Additional information related to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Fiscal 2015 Highlights (versus Fiscal 2014 on	Fiscal 2015 Highlights (versus Fiscal 2014
a reported basis)	adjusted for the 2014 notable items1)
• Net income of $7,213 million, compared to $7,298 million	• Net income of $7,213 million, compared to $7,008 million, up 3%
• Diluted earnings per share (EPS) of $5.67 compared to $5.66	• EPS of $5.67 compared to $5.43, up 4.4% • ROE of 14.6%, compared to 15.5%
• Return on Equity (ROE) of 14.6%, compared to 16.1%
• Annual dividends per share of $2.72 compared to $2.56, an increase of 6%

Fourth quarter Highlights (versus Q4 2014	Fourth quarter Highlights (versus Q4 2014
on a reported basis)	adjusted for the 2014 notable items1)
• Net income of $1,843 million, compared to $1,438 million, up 28%	• Net income of $1,843 million, compared to $1,703 million, up 8%
• EPS of $1.45 compared to $1.10, up 32%	• EPS of $1.45 compared to $1.32, up 10%
• ROE of 14.2%, compared to 11.9%	• ROE of 14.2%, compared to 14.4%

Fiscal 2015 performance versus medium-term objectives:

The Bank's performance in 2015 with respect to its medium-term financial and operational objectives was as follows (comparison to 2014 performance excluding the 2014 notable items(1) is reflected in parentheses):
1.	Earn an ROE of 15% to 18%. For the full year, Scotiabank earned an ROE of 14.6%
2.	Generate growth in EPS of 5% to 10%. The year-over-year EPS growth was flat (growth of 4.4%)
3.	Maintain positive operating leverage. Scotiabank's performance was negative 1.5% (negative 0.7%)
4.	Maintain strong capital ratios. Scotiabank's capital position remains strong with a Common Equity Tier 1 ratio of 10.3%.

1 Fiscal 2014 included a net benefit of $290 million or +23 cents per share related to notable items.  Refer to 2014 notable items table below.

2 Q4 2014 included a net charge of $265 million or -22 cents per share related to notable items, as the $555 million gain on sale of CI Financial Corp. was recognized in Q3 2014.

Toronto, December 1, 2015 – Scotiabank reported net income of $7,213 million in 2015, compared with net income of $7,298 million in 2014 or $7,008 million after adjusting for the 2014 notable items.  Earnings per share (diluted) were $5.67, in line with last year or up 4.4% on an adjusted basis.

Scotiabank reported net income for the fourth quarter ended October 31, 2015 of $1,843 million, compared to $1,438 million for the same period last year. Diluted earnings per share (EPS) were $1.45, up 32% compared to $1.10 last year. Return on equity was 14.6%. Adjusting for the 2014 notable items, net income was up 8% and EPS growth was 10%. A quarterly dividend of 70 cents per common share was announced.

"The Bank's earnings growth in 2015 was driven by very good performances in our personal, commercial and wealth businesses, both in Canada and internationally," said Brian Porter, President and CEO. "The Bank continues to perform well, given challenging conditions in certain businesses and markets, and we are well-positioned, including throughout the Pacific Alliance countries, for future growth."

"Canadian Banking had a very strong year.  Delivering valued advice and products to our more than 10 million retail and commercial customers resulted in good core growth in both assets and deposits. Continued growth in our commercial banking, wealth management and retail payments strengthened many existing customer relationships, as well as improving our asset and deposit mix.

"International Banking also delivered very strong results, particularly in the second half of the year.  While economic growth has moderated in some key markets, we continue to gain profitable market share throughout the key Pacific Alliance region which recorded very strong asset and deposit growth. As well, the Caribbean and Central America's performance improved over the course of 2015 as a result of management actions to optimize operations in the region, as well as an improving economic backdrop.

"With two dividend increases, we increased our returns to shareholders by 6% this year. Our strong capital position at 10.3%, allows us to continue to make the necessary investments while also growing our businesses and making selective acquisitions.

"The Bank's efforts continue to be centred on being more customer focused and enhancing customer experience. For this past year, strategic investments in technology were made across the entire Bank to deliver a more seamless customer experience and to drive growth. In 2016, further investment in technology will continue to digitally transform the Bank, position us for even greater growth and contribute to the creation of long-term shareholder value."

Other Developments

Several Executive appointments have been made, subsequent to the end of the quarter. Ignachio 'Nacho' Deschamps has been appointed Strategic Advisor to the President and CEO, Global Digital Banking, effective January 4, 2016. Mr. Deschamps is a global banking leader with extensive experience in key Latin America markets and Europe. In addition, the following internal appointments have been made, effective December 1, 2015: Sean McGuckin, Group Head and Chief Financial Officer, with Group Treasury now reporting to Mr. McGuckin; Barb Mason, Group Head and Chief Human Resources Officer, with Real Estate now reporting to Ms. Mason; James Neate, Executive Vice President, International Corporate and Commercial Banking; Gillian Riley, Executive Vice President, Canadian Commercial Banking; Mike Henry, Executive Vice President, Retail Payments, Deposits and Unsecured Lending; John Doig, Executive Vice President and Chief Marketing Officer.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of the Bank's 2015 Annual Report.

Taxable Equivalent Basis (TEB) gross up
	For the three months ended			For the year ended
TEB Gross up	31-Oct	31-Jul	31-Oct	31-Oct	31-Oct
($millions)	2015	2015	2014	2015	2014
Net interest income	$2	$3	$6	$14	$17
Non-interest income	71	105	95	376	337
Total revenue and provision for taxes	$73	$108	$101	$390	$354

2014 Notable items

The following is the impact of the 2014 notable items on Business Line results. Refer also to Table 41 in the Bank's 2015 Annual Report for additional details.

	For the year ended October 31, 2014
($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other	Total
Revenues	$615	$(47)	$(2)	$–	$566
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$506	$(81)	$(38)	$(86)	$(301)
Income taxes	53	(7)	(11)	(24)	11
Net income	$453	$(74)	$(27)	$(62)	$290
Net income attributable to equity holders of the Bank	$453	$(74)	$(27)	$(62)	$290
Q4 2014 Notable Items

	For the three months ended October 31, 2014
($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other	Total
Revenues	$–	$(47)	$(30)	$–	$(77)
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$(109)	$(81)	$(66)	$(86)	$(342)
Income taxes	(28)	(7)	(18)	(24)	(77)
Net income	$(81)	$(74)	$(48)	$(62)	$(265)
Net income attributable to equity holders of the Bank	$(81)	$(74)	$(48)	$(62)	$(265)

Financial Highlights
	As at and for the three months ended			For the year ended
	31-Oct	31-Jul	31-Oct	31-Oct	31-Oct
(Unaudited)	2015	2015	2014	2015	2014

Operating results($ millions)
Net interest income	3,371	3,354	3,099	13,092	12,305
Net interest income (TEB(1))	3,373	3,357	3,105	13,106	12,322
Non-interest income	2,754	2,770	2,648	10,957	11,299
Non-interest income (TEB(1))	2,825	2,875	2,743	11,333	11,636
Total revenue	6,125	6,124	5,747	24,049	23,604
Total revenue (TEB(1))	6,198	6,232	5,848	24,439	23,958
Provision for credit losses	551	480	574	1,942	1,703
Non-interest expenses	3,286	3,334	3,361	13,041	12,601
Provision for income taxes	445	463	374	1,853	2,002
Provision for income taxes (TEB(1))	518	571	475	2,243	2,356
Net income	1,843	1,847	1,438	7,213	7,298
Net income attributable to common shareholders	1,754	1,767	1,343	6,897	6,916

Operating performance
Basic earnings per share ($)	1.46	1.46	1.1	5.7	5.69
Diluted earnings per share ($)	1.45	1.45	1.1	5.67	5.66
Adjusted diluted earnings per share ($)(1)	1.46	1.47	1.11	5.72	5.72
Return on equity (%)(1)	14.2	14.7	11.9	14.6	16.1
Productivity ratio (%) (TEB(1))	53	53.5	57.5	53.4	52.6
Core banking margin (%) (TEB(1))	2.35	2.4	2.39	2.39	2.39

Financial position information($ millions)
Cash and deposits with financial institutions	73,927	82,789	56,730
Trading assets	99,140	103,705	113,248
Loans	458,628	451,048	424,309
Total assets	856,497	863,064	805,666
Deposits	600,919	602,791	554,017
Common equity	49,085	48,674	44,965
Preferred shares	2,934	2,934	2,934
Assets under administration(1)	453,926	459,847	427,547
Assets under management(1)	179,007	182,891	164,820

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.4	10.8
Tier 1 capital ratio (%)	11.5	11.6	12.2
Total capital ratio (%)	13.4	13.5	13.9
Leverage ratio (%)(2)	4.2	4.1	N/A
CET1 risk-weighted assets ($ millions)(3)	357,995	348,039	312,473
Liquidity coverage ratio (LCR) (%)(4)	124	127	N/A

Credit quality
Net impaired loans ($ millions)(5)	2,085	2,096	2,002
Allowance for credit losses ($ millions)	4,197	4,125	3,641
Net impaired loans as a % of loans and acceptances(5)	0.44	0.45	0.46
Provision for credit losses as a % of average net loans and
acceptances (annualized)	0.47	0.42	0.53	0.43	0.4

Common share information
Share price ($) (TSX)
High	64.15	67.29	74.39	71.18	74.93
Low	52.58	60.52	64.05	52.58	59.92
Close	61.49	64.19	69.02	61.49	69.02
Shares outstanding (millions)
Average - Basic	1,205	1,210	1,217	1,210	1,214
Average - Diluted	1,227	1,231	1,223	1,232	1,222
End of period	1,203	1,208	1,217
Dividends per share ($)	0.7	0.68	0.66	2.72	2.56
Dividend yield (%)(6)	4.8	4.3	3.8	4.4	3.8
Market capitalization ($ millions) (TSX)	73,969	77,529	83,969
Book value per common share ($)	40.8	40.3	36.96
Market value to book value multiple	1.5	1.6	1.9
Price to earnings multiple (trailing 4 quarters)	10.8	12	12.1

Other information
Employees	89,214	90,354	86,932
Branches and offices	3,177	3,211	3,288

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	Effective November 1, 2014 the Bank is subject to OSFI's Leverage Requirement Guidelines.
(3)	As at October 31, 2015, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively.
(4)	LCR is based on OSFI's guideline, Liquidity Adequacy Requirement (LAR), effective commencing Q2/15.
(5)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Group Financial Performance

Q4 2015 vs. Q4 2014

Net income

Net income was $1,843 million compared to $1,438 million last year. Adjusting for the 2014 notable items (see table above), net income grew by $140 million or 8%.  Strong asset growth and the positive impact of foreign currency translation were partly offset by increased provision for credit losses and higher non-interest expenses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank's main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $268 million or 9%. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive and commercial loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core banking margin was 2.35%, down four basis points driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in Global Banking and Markets. This was partially offset by higher margins in Canadian Banking and International Banking.

Non-interest income

Non-interest income (TEB) of $2,825 million was up $82 million or 3%. Adjusting for the 2014 notable items, non-interest income was in line with last year. Higher banking fees, wealth management revenues, trading revenues, the positive impact of foreign currency translation, and the full quarter impact of the Bank's investment in Canadian Tire Financial Services contributed to the increase. This was offset by lower underwriting and other advisory fees, and lower net gains on investment securities.

Provision for credit losses

The provision for credit losses was $551 million, down $23 million or 4%. Adjusting for the 2014 notable item, provision for credit losses was up $39 million. This increase was primarily due to an addition of $60 million in the collective allowance against performing loans this year. In addition, a decrease in International Banking was partly offset by higher provisions in Global Banking and Markets.

Non-interest expenses and productivity

Non-interest expenses were $3,286 million a decrease of $75 million or 2%. Adjusting for the 2014 notable items, non-interest expenses increased $128 million due to higher advertising, business development and technology costs, the negative impact of foreign currency translation, the impact of the Cencosud acquisition, and reorganization of Canadian shared services. These were partly offset by lower salaries and employee benefit costs primarily due to the pension cost reduction.

The productivity ratio in the fourth quarter was 53.0%, a slight improvement versus the productivity ratio of 53.3% last year, adjusted for the 2014 notable items.
Taxes

The tax rate was 19.4% compared to 20.6%, due primarily to higher tax benefits in foreign jurisdictions.

Q4 2015 vs. Q3 2015

Net income

Net income was $1,843 million, compared to $1,847 million. Higher net interest income and lower non-interest expenses were more than offset by lower non-interest income and higher provision for credit losses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank's main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $16 million. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core-banking margin was 2.35%, down five basis points, driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in International Banking. This was partially offset by higher margin in Canadian Banking.

Non-interest income

Non-interest income (TEB) was $2,825 million, down $50 million or 2%. Lower wealth management revenue, trading revenue and contribution from associated corporations were partly offset by higher net gains on investment securities and the positive impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was $551 million for the fourth quarter compared with $480 million. The increase primarily related to a $60 million increase in the collective allowance against performing loans this quarter. Higher provisions in Global Banking and Markets and Canadian Banking were partly offset by lower provisions in International Banking.

Non-interest expenses and productivity

Non-interest expenses were down $48 million or 1%. Lower salaries and employee benefits of $180 million primarily due to the pension benefit accrual related to modifications made to the Bank's pension plan were partly offset by costs related to the reorganization of Canadian shared services, higher technology investment and increased marketing costs.

The productivity ratio was 53.0% compared to 53.5% in the previous quarter.

Taxes

The effective tax rate was 19.4% compared to 20.1% due primarily to lower taxes in foreign jurisdictions and higher tax recoveries partly offset by lower tax-exempt dividend income.

Common Dividend

The Board of Directors at its meeting approved the quarterly dividend of 70 cents per common share. This quarterly dividend applies to shareholders of record as of January 5, 2016 and is payable January 27, 2016.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 10.3%. Decreases in the CET1 ratio from 2014 were largely due to the acquisitions of Cencosud's financial services business in Chile, and the operations of Citibank Peru and the impact from the Bank's share repurchases under its Normal Course Issuer Bid programs.

The Bank's Basel III all-in Tier 1 and Total capital ratios were 11.5% and 13.4%, respectively, as at year end. Total Capital increased due to the issuance of $1.25 billion of subordinated debentures during the year.

The Bank's capital ratios continue to be well in excess of OSFI's minimum capital ratio requirements for 2016 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital respectively.

In addition to the regulatory risk-based capital ratios, banks are also subject to a Leverage ratio, which replaced the Assets-to-Capital multiple (ACM) in 2015. As at October 31, 2015, the Bank's Leverage Ratio of 4.2% was well above the regulatory requirement of 3.0%.

Business Segment Review

Canadian Banking
	For the three months ended			For the year ended
(Unaudited) ($ millions)	31-Oct	31-Jul	31-Oct	31-Oct	31-Oct
(Taxable equivalent basis)(1)	2015	2015	2014	2015	2014
Business segment income
Net interest income	$1,657	$1,633	$1,532	$6,415	$5,996
Non-interest income	1,215	1,226	1,156	4,832	5,263
Total revenue	2,872	2,859	2,688	11,247	11,259
Provision for credit losses	180	173	236	687	663
Non-interest expenses	1,553	1,510	1,518	6,014	5,799
Income tax expense	302	313	229	1,202	1,113
Net income	$837	$863	$705	$3,344	$3,684
Net income attributable to non-controlling interests in subsidiaries	$-	$-	$-	$-	$1
Net income attributable to equity holders of the Bank	$837	$863	$705	$3,344	$3,683
Other measures
Return on economic equity(1)	28.6%	30.6%	24.3%	29.7%	29.6%
Assets under administration ($ billions)	310	315	296	310	296
Assets under management ($ billions)	135	138	124	135	124
Average assets ($ billions)	$304	$301	$295	$300	$292
Average liabilities ($ billions)	$224	$218	$211	$218	$208

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Q4 2015 vs. Q4 2014
Net income
Canadian Banking reported net income attributable to equity holders of $837 million, an increase of $132 million or 19%. Adjusting for the 2014 notable items and the prior year's contribution from CI Financial Corp. (CI) and changes in the Canadian tax legislation, net income attributable to equity holders increased $79 million or 10% from the same period last year. Solid growth in assets and deposits, a 12 basis point improvement in the net interest margin and higher non-interest income were partially offset by increased non-interest expenses.
Average assets
Average assets grew $9 billion or 3%. Adjusting for the impact of the Tangerine broker-originated and white-label mortgage run off portfolios, assets increased $15 billion or 5%. The growth was driven by increases of $6 billion or 3% in residential mortgages, $5 billion or 8% in personal loans primarily in consumer auto lending and credit cards, as well as $4 billion or 13% in business loans and acceptances.
Average liabilities
Average liabilities increased $13 billion or 6%. Retail banking experienced strong growth of $2 billion or 11% in chequing accounts and $10 billion or 14% in savings deposits. Small business and commercial banking business operating accounts also reported a growth of $3 billion or 7%. This was partially offset by a decline in lower margin GICs of $3 billion or 4%.
Assets under administration (AUA) and assets under management (AUM)
AUM increased $11 billion or 9% and AUA increased $14 billion or 5%. Growth in both AUM and AUA was due to strong net sales, new customers and favourable market conditions.
Net interest income
Net interest income of $1,657 million was up $125 million or 8%. This was driven by an 11 basis point increase in the margin to 2.26% and assets and deposits growth. The margin increase was primarily driven by higher spreads in personal lending, including residential mortgages, the growth in higher margin credit card products, as well as the run-off of lower spread Tangerine mortgages.
Non-interest income
Non-interest income of $1,215 million was up $59 million or 5% primarily driven by higher mutual fund fees as a result of strong net sales and favorable market conditions, as well as the full quarter impact of the Bank's investment in Canadian Tire Financial Services and growth in card revenues and insurance income.
Provision for credit losses
The provision for credit losses was $180 million, a decrease of $56 million or 24%. Adjusting for the 2014 notable item, the provision for credit losses was up $6 million due to modest increases in retail and commercial portfolios. The provision for credit losses ratio remained unchanged at 0.24%.

Non-interest expenses
Non-interest expenses were up $35 million or 2%. Adjusting for the 2014 notable item, non-interest expenses grew $81 million or 6% from the same quarter last year, primarily due to increased technology investment and project spending, volume and revenue driven expenses, partially offset by benefits realized from structural cost reductions.
Taxes
The effective tax rate increased to 26.5% from 24.5%, primarily due to the changes in the Canadian tax legislation.
Q4 2015 vs. Q3 2015
Net income
Net income attributable to equity holders of $837 million decreased $26 million or 3%, mainly due to higher non-interest expenses, partially offset by higher net interest income driven by growth in assets and deposits.
Average assets
Average assets grew $3 billion or 1%. Adjusting for the impact of the Tangerine run-off portfolios, assets increased $5 billion or 2%, mainly due to the growth of $3 billion or 2% in residential mortgages and $2 billion or 2% in personal loans primarily in consumer auto lending.
Average liabilities
Average liabilities increased $6 billion or 3% primarily due to the growth of $5 billion or 7% in retail saving accounts and $1 billion or 2% in small business and commercial banking business operating accounts. The growth was partly offset by a decline of $1 billion or 1% in lower margin retail GICs.
Assets under administration (AUA) and assets under management (AUM)
AUM decreased by $3 billion or 2% and AUA decreased by $5 billion or 2% primarily due to unfavourable market conditions.
Net interest income
Net interest income increased $24 million or 1%, primarily driven by the growth in assets and deposits. Net interest margin was up one basis point.
Non-interest income
Non-interest income decreased $11 million or 1%, primarily due to market driven lower wealth management revenues, partially offset by higher card revenues and insurance income.

Provision for credit losses
The provision for credit losses was $180 million, compared to $173 million. The increase of $7 million was mainly due to higher provisions in the commercial portfolio. The provision for credit losses ratio was up one basis point to 0.24%.
Non-interest expenses
Non-interest expenses were up $43 million or 3%, primarily related to advertising, technology and project spending to support business growth.
Taxes
The effective tax rate of 26.5% decreased slightly from 26.6%.

International Banking
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2015	July 31 2015	October 31 2014	October 31 2015	October 31 2014
Business segment income
Net interest income	$1,510	$1,467	$1,302	$5,706	$5,155
Non-interest income	847	813	757	3,137	2,945
Total revenue	2,357	2,280	2,059	8,843	8,100
Provision for credit losses	284	293	336	1,128	1,024
Non-interest expenses	1,373	1,294	1,245	5,095	4,690
Income tax expense	136	156	109	568	544
Net income	$564	$537	$369	$2,052	$1,842
Net income attributable to non-controlling interests in subsidiaries	$60	$52	$65	$199	$226
Net income attributable to equity holders of the Bank	$504	$485	$304	$1,853	$1,616
Other measures
Return on economic equity(1)	13.3%	13.2%	9.5%	12.8%	12.8%
Average assets ($ billions)	$135	$129	$117	$128	$115
Average liabilities ($ billions)	$99	$96	$86	$94	$85

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Q4 2015 vs. Q4 2014
Net income
International Banking reported net income attributable to equity holders of $504 million.  Adjusting for the 2014 notable items, net income was up $126 million or 33% reflecting strong loan, deposit and fee growth in Latin America, a higher contribution from affiliates, lower provision for credit losses, and the positive impact of foreign currency translation.
This quarter includes the impact of acquisitions in Chile and Peru.  These acquisitions were insignificant to net income, but impacted the various income and expense categories.
Average assets
Average assets of $135 billion increased $18 billion or 16% driven by strong retail and commercial loan growth, particularly in Latin America.

Average liabilities
Average liabilities increased $13 billion or 14% to $99 billion largely due to 19% growth in deposits, or 12% adjusting for the positive impact of foreign currency translation.
Net interest income
Net interest income rose $208 million, driven by solid volume growth and a stable net interest margin. Retail and commercial loan growth was 16% and 19%, respectively, or 11% and 9% adjusting for foreign exchange translation.  Growth in retail loans was driven by a 16% increase in Latin America with acquisitions contributing to 5% of this increase.  Commercial loan growth reflected increases of 14% in Latin America, partly offset by a 5% decline in the Caribbean.
Non-interest income
Non-interest income increased $90 million or 12%. Adjusting for the impact of 2014 notable items, non-interest income increased $43 million or 5% due to higher fees and commissions, and higher net income from investments in associated corporations partly offset by last year's gain on sale of a non-strategic business in Peru and lower gains on investment securities. Net fee and commission revenues increased $51 million or 9% to $616 million primarily driven by higher transaction fees and card revenues in Latin America and the Caribbean, and acquisitions.  Net income from investments in associated corporations increased by $19 million, or 20% to $112 million, largely reflecting higher contributions from Thanachart Bank in Thailand and Bank of Xi'an in China.
Provision for credit losses
The provision for credit losses was $284 million, down $52 million or 15%. The provision for credit losses ratio improved from 1.62% to 1.17%, primarily due to lower commercial provisions. Higher retail provisions were entirely driven by acquisitions and increases in the Caribbean and Central America, in part offset by lower provisions in Latin America.   The decrease in commercial portfolios was due to lower provisions in the Caribbean and Central America region largely due to significant provisions in the same period last year in a small number of accounts in the Caribbean primarily related to the hospitality portfolio, slightly offset by higher provisions in Latin America.
Non-interest expenses
Non-interest expenses increased by $128 million or 10%.  Adjusting for the impact of 2014 notable items, non-interest expenses increased by $162 million or 13%. Half of the increase was due to acquisitions and the negative impact of foreign currency translation, with the balance due to higher technology investments, increased advertising and inflationary increases.
Taxes
The effective tax rate decreased to 19.4% compared to 22.6% due to higher tax benefits in Latin America, mainly Mexico.

Q4 2015 vs. Q3 2015
Net income
Net income attributable to equity holders increased by $19 million or 4% to $504 million driven by strong loan growth, higher fees and trading revenues, partly offset by a lower contribution from associated corporations and growth in non-interest expenses.
Average assets
Average assets of $135 billion increased $7 billion or 5% driven by strong retail and commercial growth in Latin America.

Average liabilities
Average liabilities increased $3 billion or 3% to $99 billion largely due to 4% growth in deposits, or 2% adjusting for positive foreign currency translation.

Net interest income
Net interest income rose $43 million or 3% to $1,510 million driven by strong asset growth, partly offset by a lower margin.  Retail and commercial loan growth was 5% and 6%, respectively, or 4% and 3% adjusting for foreign exchange translation.  Retail and commercial loan growth in Latin America was partly offset by a slight decline in the Caribbean.  The net interest margin declined by 1% or 7 basis points to 4.70% driven primarily by margin compression in Mexico and Peru.
Non-interest income
Non-interest income increased $34 million or 4% to $847 million with higher fee and commission revenues and other operating income partially offset by a lower contribution from investments in associated corporations.  Net fee and commission revenues rose $15 million or 3% to $616 million primarily driven by seasonally higher fees in Latin America, particularly Chile.  Net income from investments in associated corporations at $112 million was $32 million or 22% lower, primarily due to lower contributions from Thanachart Bank, and from Bank of Xi'an.  Other operating income increased by $51 million or 76% to $119 million, due primarily to strong trading revenues, higher securities gains and higher insurance income in the Caribbean.
Provision for credit losses
The provision for credit losses was $284 million, a decrease of $9 million. The provision for credit losses ratio improved from 1.27% to 1.17%. This was driven mainly by lower retail provisions in Latin America, primarily Colombia, more than offsetting higher provisions in the Caribbean and Central America. Commercial provisions remained in line with last quarter, with higher provisions in the Caribbean and Central America, due to higher recoveries last quarter, offsetting lower provisions in Latin America.
Non-interest expenses
Non-interest expenses of $1,373 million were $79 million or 6% higher, driven largely by higher technology spending, business volume growth and seasonal marketing campaigns in Latin America.

Taxes
The effective tax rate decreased to 19.4% compared to 22.5% last quarter due to higher tax benefits in Mexico.

Global Banking and Markets
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2015	July 31 2015	October 31 2014	October 31 2015	October 31 2014
Business segment income
Net interest income	$273	$272	$261	$1,071	$1,064
Non-interest income	656	693	749	2,953	3,167
Total revenue	929	965	1,010	4,024	4,231
Provision for credit losses	27	14	2	67	16
Non-interest expenses	450	464	477	1,846	1,880
Income tax expense	127	112	152	558	665
Net income	$325	$375	$379	$1,553	$1,670
Net income attributable to non-controlling interests in subsidiaries	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$325	$375	$379	$1,553	$1,670
Other measures
Return on economic equity(1)	18.9%	23.7%	26.8%	25.1%	28.0%
Average assets ($ billions)	$341	$335	$317	$342	$311
Average liabilities ($ billions)	$242	$232	$224	$240	$217

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Q4 2015 vs. Q4 2014

Net income

Global Banking and Markets reported net income attributable to equity holders of $325 million, a decrease of $54 million or 14%. Adjusting for the 2014 notable items, net income attributable to equity holders was down $102 million or 24%. This was driven mainly by a lower contribution from U.S. lending, investment banking, and equities, as well as higher provision for credit losses.  These were only partly offset by stronger results in the fixed income business and the positive impact of foreign currency translation. The prior year also included securities gains in U.S. lending and Asia.
Average assets

Average assets increased $24 billion or 8%.  Adjusting for the positive impact of foreign currency translation, assets declined by $10 billion as increases in corporate loans and acceptances were more than offset by lower trading assets and securities purchased under resale agreements.
Average liabilities

Average liabilities increased by $18 billion or 8%.  Adjusting for the positive impact of foreign currency translation, average liabilities decreased by $4 billion or 2%.
Net interest income

Net interest income was $273 million, an increase of $12 million or 5%. Higher lending volumes in Canada, the U.S. and Europe and the positive impact of foreign currency translation were partly offset by lower trade finance volumes in Asia and margin compression in the U.S., Europe and Asia.

Non-interest income

Non-interest income was $656 million, a decrease of $93 million or 12% mainly due to lower advisory fees and lower equity underwriting fees.
Provision for credit losses
The provision for credit losses was up $25 million to $27 million due to higher provisions in Canada and the U.S., partially offset by lower provisions in Europe. The provision for credit losses ratio was 0.14%, up 12 basis points.

Non-interest expenses

Non-interest expenses of $450 million were lower by $27 million or 6%. Adjusting for the impact of 2014 notable items, expenses increased by $9 million or 2%.  This was due to higher salaries and benefits and technology expenses and the negative impact of foreign currency translation, partly offset by lower performance-based compensation.
Taxes

The effective tax rate of 28.1% was generally in line with last year.
Q4 2015 vs. Q3 2015

Net income

Net income attributable to equity holders decreased $50 million or 13%.  This was mainly due to lower contributions from the equities business and higher provision for credit losses.
Average assets

Average assets increased by $6 billion or 2%, due to the positive impact of foreign currency translation and higher corporate loans and acceptances.  This was partly offset by lower trading assets and securities purchased under resale agreements.

Average liabilities

Average liabilities increased by $10 billion or 4% mainly due to growth in derivative-related liabilities.

Net interest income

Net interest income was in line with the previous quarter.  Growth in lending volumes in Canada, the U.S. and Europe was offset by margin compression in Europe and Asia.

Non-interest income

Non-interest income decreased $37 million or 5%. This was due to lower tax-exempt trading revenues and reduced underwriting fees partly offset by higher advisory fees.

Provision for credit losses
The provision for credit losses was $27 million this quarter, up $13 million due to higher provisions in Canada and Asia, partially offset by a decrease in provisions for Europe and the U.S. The provision for credit losses ratio was 0.14%, up 6 basis points.
Non-interest expenses

Non-interest expenses decreased $14 million or 3% mainly due to lower salaries and benefits expenses.
Taxes

The effective tax rate increased to 28.1% from 23.0%, mainly due to a higher level of income in higher tax jurisdictions in the current quarter.

Other(1)
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	October 31 2015	July 31 2015	October 31 2014	October 31 2015	October 31 2014
Business segment income
Net interest income(3)	$(69)	$(18)	$4	$(100)	$90
Non-interest income	36	38	(14)	35	(76)
Total revenue	(33)	20	(10)	(65)	14
Provision for credit losses	60	-	-	60	-
Non-interest expenses	(90)	66	121	86	232
Income tax expense(3)	(120)	(118)	(116)	(475)	(320)
Net income	$117	$72	$(15)	$264	$102
Net income attributable to non-controlling interests	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$117	$72	$(15)	$264	$102
Other measures
Average assets ($ billions)	$101	$95	$78	$91	$78
Average liabilities ($ billions)	$263	$262	$235	$257	$238

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3)
Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended October 31, 2015 ($73), July 31, 2015 ($108), October 31, 2014 ($101), and the years ended October 31, 2015 ($390) and October 31, 2014 ($354) to arrive at the amounts reported in the Consolidated Statement of Income.

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.
Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $73 million in the fourth quarter, compared to $101 million in the same period last year and $108 million last quarter.
Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank's main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Q4 2015 vs Q4 2014

Net income attributable to equity holders was $117 million in the quarter, compared to a net loss of $15 million the same quarter last year.  Adjusting for the 2014 notable items, income increased by $70 million. As well, higher net gains on investment securities, and lower taxes were mostly offset by lower contributions from asset/liability management activities and an increase to the collective allowance for credit losses on performing loans.
Q4 2015 vs Q3 2015

Net income attributable to equity holders was $117 million, an increase of $45 million.  The increase was mainly due to the above-noted largely offsetting items. As well higher net gains on investment securities, and lower taxes were offset by lower benefits of foreign currency translation (including hedges), and lower contributions from asset/liability management activities.

Total

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2015	July 31 2015	October 31 2014	October 31 2015	October 31 2014
Business segment income
Net interest income	$3,371	$3,354	$3,099	$13,092	$12,305
Non-interest income	2,754	2,770	2,648	10,957	11,299
Total revenue	6,125	6,124	5,747	24,049	23,604
Provision for credit losses	551	480	574	1,942	1,703
Non-interest expenses	3,286	3,334	3,361	13,041	12,601
Income tax expense	445	463	374	1,853	2,002
Net income	$1,843	$1,847	$1,438	$7,213	$7,298
Net income attributable to non-controlling interests	$60	$52	$65	$199	$227
Net income attributable to equity holders of the Bank	$1,783	$1,795	$1,373	$7,014	$7,071
Other measures
Return on equity(1)	14.2%	14.7%	11.9%	14.6%	16.1%
Average assets ($ billions)	$881	$860	$807	$861	$796
Average liabilities ($ billions)	$828	$808	$756	$809	$748

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Quarterly Financial Highlights
	For the three months ended
(Unaudited)	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014	April 30 2014	January 31 2014
Total revenue ($ millions)	$6,125	$6,124	$5,937	$5,863	$5,747	$6,487	$5,725	$5,645
Total revenue (TEB(1)) ($ millions)	6,198	6,232	6,054	5,955	5,848	6,576	5,809	5,725
Net income ($ millions)	1,843	1,847	1,797	1,726	1,438	2,351	1,800	1,709
Basic earnings per share ($)	1.46	1.46	1.43	1.36	1.10	1.86	1.40	1.33
Diluted earnings per share ($)	1.45	1.45	1.42	1.35	1.10	1.85	1.39	1.32
(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Consolidated Statement of Financial Position
	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2015	2015	2014
Assets
Cash and deposits with financial institutions	$73,927	$82,789	$56,730
Precious metals	10,550	7,697	7,286
Trading assets
Securities	78,380	83,396	95,363
Loans	18,341	17,306	14,508
Other	2,419	3,003	3,377
	99,140	103,705	113,248
Financial instruments designated at fair value through profit or loss	320	126	111
Securities purchased under resale agreements and securities borrowed	87,312	87,512	93,866
Derivative financial instruments	41,003	47,207	33,439
Investment securities	43,216	41,190	38,662
Loans
Residential mortgages	217,498	216,000	212,648
Personal and credit cards	91,477	89,897	84,204
Business and government	153,850	149,276	131,098
	462,825	455,173	427,950
Allowance for credit losses	4,197	4,125	3,641
	458,628	451,048	424,309
Other
Customers' liability under acceptances	10,296	11,025	9,876
Property and equipment	2,286	2,237	2,272
Investments in associates	4,033	4,082	3,461
Goodwill and other intangible assets	11,449	11,037	10,884
Deferred tax assets	2,034	2,229	1,763
Other assets	12,303	11,180	9,759
	42,401	41,790	38,015
Total assets	$856,497	$863,064	$805,666
Liabilities
Deposits
Personal	$190,044	$186,298	$175,163
Business and government	375,144	377,054	342,367
Financial institutions	35,731	39,439	36,487
	600,919	602,791	554,017
Financial instruments designated at fair value through profit or loss	1,486	1,376	465
Other
Acceptances	10,296	11,025	9,876
Obligations related to securities sold short	20,212	23,363	27,050
Derivative financial instruments	45,270	48,866	36,438
Obligations related to securities sold under repurchase agreements and securities lent	77,015	77,764	88,953
Subordinated debentures	6,182	6,184	4,871
Other liabilities	41,638	38,734	34,785
	200,613	205,936	201,973
Total liabilities	803,018	810,103	756,455

Equity
Common equity
Common shares	15,141	15,185	15,231
Retained earnings	31,316	30,640	28,609
Accumulated other comprehensive income (loss)	2,455	2,673	949
Other reserves	173	176	176
Total common equity	49,085	48,674	44,965
Preferred shares	2,934	2,934	2,934
Total equity attributable to equity holders of the Bank	52,019	51,608	47,899
Non-controlling interests in subsidiaries	1,460	1,353	1,312
Total equity	53,479	52,961	49,211
Total liabilities and equity	$856,497	$863,064	$805,666

 See Basis of Preparation below.

Consolidated Statement of Income
	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2015	July 31 2015	October 31 2014(1)	October 31 2015	October 31 2014(1)
Revenue
Interest income
Loans	$4,849	$4,795	$4,578	$18,912	$18,176
Securities	225	229	203	922	921
Securities purchased under resale agreements and securities borrowed	41	42	48	161	180
Deposits with financial institutions	72	77	62	292	263
	5,187	5,143	4,891	20,287	19,540
Interest expense
Deposits	1,508	1,491	1,563	6,070	6,173
Subordinated debentures	49	50	45	187	204
Other	259	248	184	938	858
	1,816	1,789	1,792	7,195	7,235
Net interest income	3,371	3,354	3,099	13,092	12,305
Non-interest income
Banking	873	859	828	3,360	3,170
Wealth management	809	837	787	3,269	3,023
Underwriting and other advisory	109	113	212	525	712
Non-trading foreign exchange	122	130	106	492	420
Trading revenues	277	248	182	1,185	1,114
Net gain on sale of investment securities	182	136	200	639	741
Net income from investments in associated corporations	96	120	72	405	428
Insurance underwriting income, net of claims	147	142	124	556	474
Other	139	185	137	526	1,217
	2,754	2,770	2,648	10,957	11,299
Total revenue	6,125	6,124	5,747	24,049	23,604
Provision for credit losses	551	480	574	1,942	1,703
	5,574	5,644	5,173	22,107	21,901
Non-interest expenses
Salaries and employee benefits	1,544	1,733	1,581	6,681	6,547
Premises and technology	564	530	507	2,086	1,936
Depreciation and amortization	157	144	134	584	526
Communications	110	108	106	434	417
Advertising and business development	184	148	153	592	571
Professional	161	144	137	548	471
Business and capital taxes	88	88	81	361	314
Other	478	439	662	1,755	1,819
	3,286	3,334	3,361	13,041	12,601
Income before taxes	2,288	2,310	1,812	9,066	9,300
Income tax expense	445	463	374	1,853	2,002
Net income	$1,843	$1,847	$1,438	$7,213	$7,298
Net income attributable to non-controlling interests in subsidiaries	$60	$52	$65	$199	$227
Net income attributable to equity holders of the Bank	$1,783	$1,795	$1,373	$7,014	$7,071
Preferred shareholders	29	28	30	117	155
Common shareholders	$1,754	$1,767	$1,343	$6,897	$6,916
Earnings per common share(in dollars)
Basic	$1.46	$1.46	$1.10	$5.70	$5.69
Diluted	$1.45	$1.45	$1.10	$5.67	$5.66

(1)	Certain prior period amounts have been restated to conform to the current period presentation.
See Basis of Preparation below.

Consolidated Statement of Changes in Equity
				Accumulated other comprehensive income (loss)												Non-controlling interests
($ millions) (Unaudited)	Common shares	Retained earnings (1)		Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates (2)	Employee benefits (2)	Own Credit Risk (2)		Other reserves (3)		Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interest in subsidiaries	Capital instruments equity holders	Total
Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$-		$176		$44,965	$2,934	$47,899	$1,312	$-	$49,211
Net income	-	6,897		-	-	-	-	-	-		-		$6,897	117	$7,014	199	-	7,213
Other comprehensive income (loss)	-	-		1,933	(470)	55	(8)	(14)	15		-		$1,511	-	$1,511	(75)	-	1,436
Total comprehensive income	$-	$6,897		$1,933	$(470)	$55	$(8)	$(14)	$15		$-		$8,408	$117	$8,525	$124	$-	$8,649
Shares issued	104	-		-	-	-	-	-	-		(17)		87	-	87	-	-	87
Shares repurchased/redeemed	(194)	(761)		-	-	-	-	-	-		-		(955)	-	(955)	-	-	(955)
Common dividends paid	-	(3,289)		-	-	-	-	-	-		-		(3,289)	-	(3,289)	-	-	(3,289)
Preferred dividends paid	-	-		-	-	-	-	-	-		-		-	(117)	(117)	-	-	(117)
Distributions to non-contolling interests	-	-		-	-	-	-	-	-		-		-	-	-	(86)	-	(86)
Share-based payments	-	-		-	-	-	-	-	-		14		14	-	14	-	-	14
Other	-	(140	)(4)	-	-	-	-	-	(5	)(5)	-		(145)	-	(145)	110 (6)	-	(35)
Balance as at October 31, 2015	$15,141	$31,316		$2,633	$194	$7	$105	$(494)	$10		$173		$49,085	$2,934	$52,019	$1,460	$-	$53,479

Balance as reported November 1, 2013	$14,516	$25,315		$(173)	$705	$(42)	$55	$-	$-		$193		$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(7)	-	(247)		-	-	-	-	(157)	-		-		(404)	-	(404)	(17)	(743)	(1,164)
Restated balance	14,516	25,068		(173)	705	(42)	55	(157)	-		193		40,165	4,084	44,249	1,138	-	45,387
Net income	-	6,916		-	-	-	-	-	-		-		6,916	155	7,071	227	-	7,298
Other comprehensive
income (loss)	-	-		873	(41)	(6)	58	(323)	-		-		561	-	561	22	-	583
Total comprehensive income	$-	$6,916		$873	$(41)	$(6)	$58	$(323)	$-		$-		$7,477	$155	$7,632	$249	$-	$7,881
Shares issued	771	3		-	-	-	-	-	-		(34)		740	-	740	-	-	740
Shares repurchased/redeemed	(56)	(264)		-	-	-	-	-	-		-		(320)	(1,150)	(1,470)	-	-	(1,470)
Common dividends paid	-	(3,110)		-	-	-	-	-	-		-		(3,110)	-	(3,110)	-	-	(3,110)
Preferred dividends paid	-	-		-	-	-	-	-	-		-		-	(155)	(155)	-	-	(155)
Distributions to
non-contolling interests	-	-		-	-	-	-	-	-		-		-	-	-	(76)	-	(76)
Share-based payments	-	-		-	-	-	-	-	-		30		30	-	30	-	-	30
Other	-	(4)		-	-	-	-	-	-		(13	)(8)	(17)	-	(17)	1(6)	-	(16)
Balance as at October 31, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$-		$176		$44,965	$2,934	$47,899	$1,312	$-	$49,211

Balance as reported November 1, 2012	$13,139	$21,978		$(528)	$597	$(135)	$35	$-	$-		$166		$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(7)	-	(203)		-	-	-	-	(714)	-		-		(917)	-	(917)	(20)	(777)	(1,714)
Restated balance	13,139	21,775		(528)	597	(135)	35	(714)	-		166		34,335	4,384	38,719	946	-	39,665
Net income	-	6,162		-	-	-	-	-			-		6,162	217	6,379	231	-	6,610
Other comprehensive income (loss)	-	-		358	108	93	20	557	-		-		1,136	-	1,136	(4)	-	1,132
Total comprehensive income	$-	$6,162		$358	$108	$93	$20	$557	$-		$-		$7,298	$217	$7,515	$227	$-	$7,742
Shares issued	1,377	1		-	-	-	-	-	-		(35)		1,343	-	1,343	-	-	1,343
Preferred shares redeemed	-	-		-	-	-	-	-	-		-		-	(300)	(300)	-	-	(300)
Common dividends paid	-	(2,858)		-	-	-	-	-	-		-		(2,858)	-	(2,858)	-	-	(2,858)
Preferred dividends paid	-	-		-	-	-	-	-	-		-		-	(217)	(217)	-	-	(217)

Distributions to non-contolling interests	-	-		-	-	-	-	-	-		-		-	-	-	(80)	-	(80)
Share-based payments	-	-		-	-	-	-	-	-		36		36	-	36	-	-	36
Other	-	(12)		(3)	-	-	-	-	-		26	(8)	11	-	11	45 (6)	-	56
Balance as at October 31, 2013(7)	$14,516	$25,068		$(173)	$705	$(42)	$55	$(157)	$-		$193		$40,165	$4,084	$44,249	$1,138	$-	$45,387

(1)	Includes undistributed retained earnings of $61(2014 - $52; 2013 - $43) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $1 (2014 - $(2); 2013 - nil) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments.
(4)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(5)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(6)	Includes changes to non-controlling interests arising from business combinations.
(7)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(8)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2015	July 31 2015	October 31 2014	October 31 2015	October 31 2014

Net income	$1,843	$1,847	$1,438	$7,213	$7,298
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(311)	2,178	574	3,145	1,607
Net gains (losses) on hedges of net investments in foreign operations	45	(1,061)	(376)	(1,677)	(943)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	1	29	9	46	25
Net gains (losses) on hedges of net investments in foreign operations	10	(280)	(99)	(433)	(250)
	(277)	1,368	288	1,855	889
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(134)	125	139	386	801
Reclassification of net (gains) losses to net income(1)	(176)	(264)	(278)	(966)	(934)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	24	41	27	161	186
Reclassification of net (gains) losses to net income	(26)	(84)	(82)	(261)	(281)
	(308)	(96)	(84)	(480)	(38)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(23)	1,595	(22)	1,519	441
Reclassification of net (gains) losses to net income	176	(1,683)	74	(1,444)	(447)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(19)	489	(9)	450	137
Reclassification of net (gains) losses to net income	61	(513)	23	(430)	(137)
	111	(64)	38	55	(6)
Other comprehensive income from investments in associates	(3)	(23)	33	(9)	60
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	332	125	(58)	(3)	(432)
Income tax expense (benefit)	81	39	(14)	(2)	(112)
	251	86	(44)	(1)	(320)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2):
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	12	8	-	20	-
Income tax expense (benefit)	3	2	-	5	-
	9	6	-	15	-
Other comprehensive income from investments in associates	-	-	-	1	(2)
Other comprehensive income (loss)	(217)	1,277	231	1,436	583
Comprehensive income	$1,626	$3,124	$1,669	$8,649	$7,881

Comprehensive income attributable to non-controlling interests	$61	$18	$47	$124	$249
Comprehensive income attributable to equity holders of the Bank	$1,565	$3,106	$1,622	$8,525	$7,632
Preferred shareholders	29	28	30	117	155
Common shareholders	$1,536	$3,078	$1,592	$8,408	$7,477

(1)	Includes amounts related to qualifying hedges.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior period comparatives have not been restated for the adoption of this standard in 2015.
See Basis of Preparation below

Consolidated Statement of Cash Flows
(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2015	October 31 2014	October 31 2015	October 31 2014

Cash flows from operating activities
Net income	$1,843	$1,438	$7,213	$7,298
Adjustment for:
Net interest income	(3,371)	(3,099)	(13,092)	(12,305)
Depreciation and amortization	157	134	584	526
Provisions for credit losses	551	574	1,942	1,703
Equity-settled share-based payment expense	2	3	14	30
Net gain on sale of investment securities	(182)	(200)	(639)	(741)
Realized gain on sale of an investment in an associate	-	-	-	(469)
Unrealized gain on reclassification of an investment in an associate	-	-	-	(174)
Net income from investments in associated corporations	(96)	(72)	(405)	(428)
Provision for income taxes	445	374	1,853	2,002
Changes in operating assets and liabilities:
Trading assets	4,238	7,936	20,302	(13,848)
Securities purchased under resale agreements and securities borrowed	99	(1,137)	13,991	(7,526)
Loans	(9,265)	(3,270)	(22,942)	(16,785)
Deposits	(807)	2,729	13,915	20,224
Obligations related to securities sold short	(3,162)	(3,064)	(8,101)	1,506
Obligations related to assets sold under repurchase agreements and securities lent	(516)	(3,383)	(18,982)	7,306
Net derivative financial instruments	2,687	(664)	2,442	(1,147)
Other, net	(3,402)	4,275	4,707	7,181
Dividends received	217	296	1,147	1,063
Interest received	4,846	4,560	19,145	18,438
Interest paid	(1,644)	(1,653)	(7,262)	(7,509)
Income tax paid	(352)	(154)	(1,985)	(1,401)
Net cash from/(used in) operating activities	(7,712)	5,623	13,847	4,944

Cash flows from investing activities
Interest-bearing deposits with financial institutions	8,640	(5,225)	(8,448)	213
Purchase of investment securities	(11,310)	(10,684)	(44,684)	(47,328)
Proceeds from sale and maturity of investment securities	8,836	11,488	41,649	44,876
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	-	(505)	(701)	2,045
Property and equipment, net of disposals	(145)	(74)	(282)	(277)
Other, net	(406)	2	(1,053)	(115)
Net cash from/(used in) investing activities	5,615	(4,998)	(13,519)	(586)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	12	-	1,248	-
Redemption/ repayment of subordinated debentures	(12)	-	(18)	(1,000)
Redemption of preferred shares	-	-	-	(1,150)
Proceeds from common shares issued	22	122	101	753
Common share purchased for cancellation	(311)	(176)	(955)	(320)
Cash dividends paid	(870)	(833)	(3,406)	(3,265)
Distributions to non-controlling interests	(12)	(11)	(86)	(76)
Other, net	3,112	399	3,379	872
Net cash from/(used in) financing activities	1,941	(499)	263	(4,186)
Effect of exchange rate changes on cash and cash equivalents	(39)	44	305	207
Net change in cash and cash equivalents	(195)	170	896	379
Cash and cash equivalents at beginning of period(1)	6,919	5,658	5,828	5,449
Cash and cash equivalents at end of year(1)	$6,724	$5,828	$6,724	$5,828

(1)	Represents cash and non-interest bearing deposits with financial institutions.
See Basis of Preparation below.
Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by IASB and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2015 which will be available today at Scotiabank.com.

Forward looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.

Forward-looking statements may include, but are not limited to, statements made in this Management's Discussion and Analysis in the
Bank's 2015 Annual Report under the headings "Overview – Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may", "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See "Controls and Accounting Policies – Critical accounting estimates" in the Bank's 2015 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 66 of the Bank's 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading "Overview – Outlook," as updated by quarterly reports; and for each business segment "Outlook". The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

December 1, 2015

Shareholder and investor information
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2016
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.
Record Date	Payment Date

January 5	January 27

April 5	April 27

July 5	July 27

October 4	October 27
Annual Meeting date for fiscal 2015
Shareholders are invited to attend the 184th Annual Meeting of Holders of Common Shares, to be held on April 12, 2016, at the Calgary Telus Convention Centre, 120 9th Avenue SE, Calgary, Alberta, beginning at 9:30 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 16, 2016.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary's Department at (416) 866-3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on December 1, 2015, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.
A telephone replay of the conference call will be available from December 1, 2015, to December 16, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 8929747#. The archived audio webcast will be available on the Bank's website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-8774
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
Telephone: (416) 933-1795
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.